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                                                                       EXHIBIT 7

                          [J. FURMAN LEWIS LETTERHEAD]

                                          March 29, 1995

THE WILLIAMS COMPANIES, INC.
ONE WILLIAMS CENTER
TULSA, OKLAHOMA 74172

Ladies and Gentlemen:

     You have requested my opinion as to certain matters of Delaware law relating to the Cumulative Convertible Preferred Stock, $3.50 Series (par value $1.00 per share) (the "Preferred Stock"), of The Williams Companies, Inc., a Delaware Corporation (the "Company").

     Specifically, you have asked me (i) whether there should be any restriction upon the surplus of the Company available for payment of dividends on any outstanding capital stock of the Company solely by reason of the fact that the liquidation preference of the Preferred Stock exceeds the par value of such shares and (ii) whether any remedy should be available to the holders of Preferred Stock before or after payment of any dividend solely because such dividend would reduce the surplus of the Company to an amount less than the amount by which the liquidation preference of the Preferred Stock exceeds the par value of such shares.

     I have examined and am familiar with originals or copies, certified or otherwise identified to my satisfaction, of (i) the Restated Certificate of Incorporation of the Company and the By-Laws of the Company, each as amended through the date hereof, (ii) the Agreement and Plan of Merger, dated as of December 12, 1994, as amended (the "Merger Agreement"), among the Company, WC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company, and Transco Energy Company, a Delaware corporation, and (iii) the form of the Certificate of Designation, Preferences and Rights of the Preferred Stock to be filed with the Secretary of State of the State of Delaware prior to the issuance of such stock (the "Certificate of Designation"). I have also examined originals or copies, certified or otherwise identified to my satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as I have deemed necessary or appropriate as a basis for the opinions set forth herein.

     In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to any facts material to this opinion which I did not independently establish or verify, I have relied upon oral or written statements and representations of officers and other representatives of the Company and others. For purposes of this opinion, I have assumed that the Certificate of Designation, in substantially the form reviewed by me, has been duly adopted by the Board of Directors of the Company and will be filed with the Secretary of State of the State of Delaware prior to the issuance of such stock.

     I am admitted to the Bar in the State of Oklahoma, the jurisdiction in which the Company has its principal place of business, and I express no opinion as to the laws of any other jurisdiction other than the General Corporation Law of the State of Delaware.

     The Certificate of Designation provides that in the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of the Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, an amount equal to $50.00 per share plus an amount per share equal to all dividends (whether or not earned or declared) accumulated and unpaid on such share to the date of final distribution before any distribution of assets to the holders of the Company's common stock, par value $1.00 per share, or any other capital stock of the Company ranking junior upon liquidation, dissolution or winding up of the Company.
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     There is no provision in the Company's Restated Certificate of
Incorporation, as amended, or in the Certificate of Designation which purports to restrict the surplus of the Company by reason of the excess of the liquidation preference of the Preferred Stock over its par value. The applicable provisions of the Delaware General Corporation Law, 8 Del. C. sec.sec. 154 and 170(a), which define capital and surplus of a Delaware corporation available for the payment of dividends, do not purport to restrict such surplus by reason of any such excess. Moreover, I am not aware of any applicable provisions of the Constitution of the State of Delaware nor any controlling Delaware case law which would suggest that surplus would be restricted by the excess of the liquidation preference over the par value of the Preferred Stock.

     Accordingly, while there are no authorities specifically addressing this issue, it is my opinion (i) that there should be no restriction upon the surplus of the Company available for the payment of dividends on any outstanding capital stock of the Company solely by reason of the fact that the liquidation preference of the Preferred Stock exceeds the par value of such shares and (ii) that no remedy should be available to the holders of the Preferred Stock before or after payment of any dividend solely because such dividend would reduce the surplus of the Company to an amount less than the amount of such excess, assuming that the payment of such dividend is in accordance with the provisions of the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation, as amended, and the Certificate of Designation.

     I hereby consent to the use of my name in the Company's Registration Statement on Form S-4 (File No. 33-57639) filed with the Securities and Exchange Commission on February 9, 1995, and amended on March 24, 1995 and March 29, 1995 (the "Registration Statement"), under the caption "Legal Matters" and to the filing of this opinion as an Exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Act or rules and regulations of the Securities and Exchange Commission thereunder.

                                          Very truly yours,

                                          /s/ J. FURMAN LEWIS
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                                          J. Furman Lewis
                                          Senior Vice President
                                            and General Counsel